NO ACT

DC
PE 12-13-07

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

[redacted]

08020270

RECD S.E.C.
JAN 0 2 2008
1086

January 2, 2008

Act: 1934
Section:
Rule: 14A-8
Public Availability: 1/2/2008

Paul M. Wilson
Senior Attorney
Legal Department
AT&T Inc.
175 E. Houston, Room 222
San Antonio, TX 78205

Re: AT&T Inc.
Incoming letter dated December 13, 2007

Dear Mr. Wilson:

This is in response to your letters dated December 13, 2007 and December 21, 2007 concerning the shareholder proposal submitted to AT&T by Domini Social Investments. We also have received a letter from the proponent dated December 18, 2007. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

PROCESSED
JAN 1 0 2008
THOMSON
FINANCIAL

Sincerely,

Jonathan A. Ingram

Jonathan A. Ingram
Deputy Chief Counsel

Enclosures

cc: Adam Kanzer
General Counsel
Domini Social Investments
536 Broadway, 7th Floor
New York, NY 10012-3915

at&t

Paul M. Wilson
Senior Attorney
Legal Department
175 E. Houston, Room 222
San Antonio, Texas 78205
(210) 351-3326

1934 Act/Rule 14a-8

December 21, 2007

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Re: AT&T Inc. 2008 Annual Meeting
Shareholder Proposal of Domini Social Investments

Ladies and Gentlemen:

This letter is submitted on behalf of AT&T Inc. ("AT&T") pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended, in response to a letter from Domini Social Investments (the "Proponent") dated December 18, 2007 (the "Domini Letter"), concerning a shareholder proposal (the "Proposal") submitted by the Proponent for inclusion in AT&T's 2008 proxy materials. For the reasons set forth below, AT&T continues to believe that the Proposal may be excluded from AT&T's proxy materials. This letter should be read in conjunction with AT&T's original letter to you regarding the Proposal, dated December 13, 2007 (the "AT&T Letter").

Pursuant to Rule 14a-8(j), enclosed are six copies of this letter. A copy of this letter is being mailed concurrently to the Proponent.

Because the Proponent is not a registered stockholder and did not include proof of ownership from the record holder when it submitted the Proposal, AT&T requested, by letter dated November 26, 2007 (the "November 26 Letter"), that the Proponent's broker provide a written statement that, among other things, the minimum number of shares had been continuously held for at least one year as of the date the Proposal was submitted. In response to the November 26 Letter, AT&T received a letter from the Proponent enclosing a letter from State Street Corporation (the "Broker Letter").

In the AT&T Letter, AT&T gave notice of its intention to omit the Proposal because the Broker Letter did not specifically verify that the Proponent had owned the requisite number of AT&T shares continuously for at least one year as of the date the Proponent submitted the Proposal. In response, the Proponent submitted, along with the Domini Letter, a new letter from State Street Corporation (the "New Broker Letter").

In Staff Legal Bulletin 14, the Staff of the Division of Corporation Finance stated that "a shareholder must submit an affirmative written statement from the record holder of his or her securities that specifically verifies that the shareholder owned the securities *continuously* for a period of one year as of the time of submitting the proposal." Staff Legal Bulletin No. 14 (CF), Part C.1.c (July 13, 2001) (emphasis in original). As discussed in the AT&T Letter, the Broker Letter does not specifically verify that the Proponent owned the requisite number of AT&T shares continuously for at least one year as of the date the Proponent submitted the Proposal. To the extent that the New Broker Letter satisfies this requirement, it was not received by AT&T within the requisite 14 day period, as specified in the November 26 Letter. Therefore, neither the Broker Letter nor the New Broker Letter satisfies the requirements of Rules 14a-8(b) and 14a-8(f).

In conclusion, the Proponent has failed to demonstrate that it owned the requisite number of AT&T shares continuously for one year as of the time it submitted the Proposal. Therefore, the Proposal may be excluded from AT&T's 2008 proxy materials. Please acknowledge receipt of this letter by date-stamping and returning the extra enclosed copy of this letter in the enclosed self-addressed envelope.

Sincerely,

Paul M Wilson

Enclosures

cc: Mr. Adam Kanzer, Domini Social Investments

at&t

RECEIVED

2007 DEC 17 PM 12:53

OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

Paul M. Wilson
Senior Attorney
Legal Department
175 E. Houston, Room 222
San Antonio, Texas 78205
(210) 351-3326

1934 Act/Rule 14a-8

December 13, 2007

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Re: AT&T Inc. 2008 Annual Meeting
Shareholder Proposal of Domini Social Investments

Ladies and Gentlemen:

This letter and the material enclosed herewith are submitted on behalf of AT&T Inc. ("AT&T" or the "Company") pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended. On November 21, 2007, AT&T received a shareholder proposal dated November 20, 2007 (the "Proposal") from Domini Social Investments (the "Proponent") for inclusion in AT&T's 2008 proxy materials. A copy of the Proposal and related correspondence is attached hereto. For the reasons stated below, AT&T intends to omit the proposal from its 2008 proxy materials.

Pursuant to Rule 14a-8(j), enclosed are six copies of this letter and the attachments. A copy of this letter and the attachments is being mailed concurrently to the Proponent as notice of AT&T's intention to omit the Proposal from its 2008 proxy materials.

The Proposal may be excluded from AT&T's 2008 proxy materials pursuant to Rules 14a-8(b) and 14a-8(f) because the Proponent has failed to provide proof of continuous ownership of the Company's shares.

Rule 14a-8(f)(1) provides that a shareholder proposal may be excluded from a company's proxy materials if the proponent fails to meet the eligibility or procedural requirements of Rules 14a-8(a) through (d). Rule 14a-8(b)(1) provides that in order to be eligible to submit a proposal, a shareholder must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date the shareholder submits the proposal. Under Rule 14a-8(b)(2)(ii), if the proponent is not the registered holder of the securities, the proponent must submit to the company a written statement from the record holder of the securities verifying that, at the time the proponent submitted the proposal, the proponent continuously held the securities for at least one year. Under Rule 14a-8(f)(1), if the proponent fails to provide proof of ownership at the time the proposal is submitted, the company must notify the proponent in writing of the deficiency within 14 calendar days of receiving the proposal, and the proponent's response must be postmarked or transmitted electronically no later than 14 days from the date the proponent receives the company's notification.

In Staff Legal Bulletin 14 ("SLAB 14"), the Staff of the Division of Corporation Finance (the "Staff") stated that "a shareholder must submit an affirmative written statement from the record holder of his or her securities that specifically verifies that the shareholder owned the securities *continuously* for a period of one year as of the time of submitting the proposal." (Emphasis in original.)

Because the Proponent is not a registered stockholder and did not include proof of ownership from the record holder with the Proposal, AT&T requested, by letter dated November 26, 2007 (the "November 26 Letter"), that the Proponent's broker provide a written statement that, among other things, the minimum number of shares had been continuously held for at least one year by the date the Proposal was submitted.

In response to the November 26 Letter, on December 7, 2007, AT&T received a letter from the Proponent enclosing a letter from State Street Corporation (the "Broker Letter"). The Broker Letter indicates "Number of Shares" and "Shares Held 1+ Years," but it does not indicate that any shares have been held continuously. Therefore, it is not clear whether the "Shares Held 1+ Years" were owned continuously for at least one year by the date the Proponent submitted the Proposal. It is possible, for example, that the shares were sold and repurchased during the "1+ Years", in which case the periods during which the shares were owned may aggregate to one year even though the shares were never owned continuously for one year.

Both Rule 14a-8(b)(2)(i) and SLAB 14 are explicit in requiring that the record holder specifically verify that the proponent has owned the shares <u>continuously</u> for at least one year by the date the shareholder submits the proposal. Because the Broker Letter does not verify that the Proponent has owned the shares continuously, the Proponent has failed to satisfy the eligibility requirements of Rule 14a-8(b).

* * *

As discussed above, AT&T believes that it may omit the Proposal from its 2008 proxy materials under Rules 14a-8(b) and 14a-8(f) because the Proponent has failed to demonstrate that it owned the Company's shares continuously for at least one year by the date it submitted the Proposal.

Please acknowledge receipt of this letter by date-stamping and returning the extra enclosed copy of this letter in the enclosed, self-addressed envelope.

Sincerely,

Paul M. Wilson

Enclosures

cc: Mr. Adam Kanzer
Domini Social Investments

Domini
SOCIAL INVESTMENTS®

RECEIVED
NOV 21 2007
CORPORATE
SECRETARY'S OFFICE

The Way You Invest Matters℠

November 20, 2007

Senior Vice President and Secretary
AT&T
175 E. Houston
San Antonio, Texas 78205

VIA UNITED PARCEL SERVICE

Re: Shareholder Proposal Requesting Political Contributions Report

Dear Secretary:

I am writing to you on behalf of Domini Social Investments, the manager of a socially responsible family of mutual funds, including the Domini Social Equity Fund. As of September 30, 2007, our funds' portfolio held more than 740,000 shares of AT&T stock.

We are submitting the attached proposal regarding AT&T's political contributions for inclusion in the next proxy statement in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities Act of 1934. As you are aware, we have sponsored similar proposals at AT&T for the past two years, and at SBC Communications. We were also the sponsor of this proposal at BellSouth.

Last year, in response to our proposal, Verizon agreed to annual public disclosure of its political contributions. The company also published its political contributions policy, which provides for board oversight. We are not seeking to isolate any individual company, but to establish political transparency and accountability as an industry-wide practice.

As you know, even after the McCain-Feingold federal campaign finance law, questions remain about the effects of corporate influence on electoral campaigns, public referenda, and even state judicial races. State laws regarding corporate contributions to campaigns for state and local offices vary widely, and unlimited soft money contributions to some politically active organizations are currently allowed. At the same time, information about corporate contributions is difficult to collect through publicly available sources. As investors, therefore, we are concerned that unless the companies we hold provide comprehensive disclosure of their own political contributions, speculation about their political activities may adversely impact corporate reputation.

This proposal also seeks disclosure of AT&T's contributions to trade associations. For more background on this important issue, we recommend a report by the Center for Political Accountability entitled "Hidden Rivers: How Trade Associations Conceal Corporate Political Spending, Its Threat to Companies, and What Shareholders Can Do" (available at http://www.politicalaccountability.net). The report details the important role trade associations have taken in the political process, and the risks presented to shareholder value.

536 Broadway, 7th Fl, New York, NY 10012-3915 Tel: 212-217-1100, Fax: 212-217-1101, Investor Services: 1-800-582-6757
Email: *info@domini.com*, URL: *www.domini.com* DSIL Investment Services LLC, Distributor

Political contributions disclosure provides a company with an opportunity to explain the rationale behind its actions and the reasons it supports certain policy objectives. It also provides investors with the ability to evaluate whether corporate money is being used for legitimate business purposes, or to fund partisan political causes that may be damaging to shareholder value. An increasing number of large corporations have begun to disclose their political contributions, and we believe that AT&T would benefit from doing so as well.

We have held more than $2,000 worth of AT&T shares for greater than one year, and will maintain ownership of the required number of shares through the date of the next stockholders' annual meeting. A letter verifying our ownership of AT&T shares from our portfolio's custodian is available upon request. A representative of Domini will attend the stockholders' meeting to move the resolution as required by SEC Rules.

You will be receiving an identical proposal from another stockholder, as co-sponsor of this proposal. I will be serving as primary contact on all matters pertaining to this resolution. We strongly believe the attached proposal is in the best interests of our company and its shareholders, and welcome the opportunity to discuss the issues raised by the proposal with you at your earliest convenience. I can be reached at (212) 217-1027, or at akanzer@domini.com.

Sincerely,

Adam Kanzer
Managing Director & General Counsel

Encl.

Corporate political contributions and trade association payments

Resolved, that the shareholders of AT&T ("Company") hereby request that the Company provide a report, updated semi-annually, disclosing the Company's:

1. Policies and procedures for political contributions and expenditures (both direct and indirect) made with corporate funds.
2. Monetary and non-monetary political contributions and expenditures not deductible under section 162 (e)(1)(B) of the Internal Revenue Code, including but not limited to contributions to or expenditures on behalf of political candidates, political parties, political committees and other political entities organized and operating under 26 USC Sec. 527 of the Internal Revenue Code and any portion of any dues or similar payments made to any tax exempt organization that is used for an expenditure or contribution if made directly by the corporation would not be deductible under section 162 (e)(1)(B) of the Internal Revenue Code. The report shall include the following:
    a. An accounting of the Company's funds that are used for political contributions or expenditures as described above;
    b. Identification of the person or persons in the Company who participated in making the decisions to make the political contribution or expenditure; and
    c. The internal guidelines or policies, if any, governing the Company's political contributions and expenditures.

The report shall be presented to the board of directors' audit committee or other relevant oversight committee and posted on the company's website to reduce costs to shareholders.

Supporting Statement

As long-term investors, Domini Social Investments, the proposal's sponsor, supports transparency and accountability in corporate spending on political activities. These activities include direct and indirect political contributions to candidates, political parties or political organizations; independent expenditures; and electioneering communications on behalf of a federal, state or local candidate.

Disclosure is consistent with public policy and in the best interest of the company and its shareholders. Absent a system of accountability, company assets can be used for policy objectives that may be inimical to the long-term interests of and may pose risks to the company and its shareholders.

AT&T contributed at least $20 million in corporate funds since the 2002 election cycle. (CQ's PoliticalMoneyLine, available at http://moneyline.cq.com/pml/home.do and National Institute on Money in State Politics, available at http://www.followthemoney.org/index.phtml)

However, relying on publicly available data does not provide a complete picture of the Company's political expenditures. For example, the Company's payments to trade associations used for political activities are undisclosed and unknown. In many cases, even corporate management does not know how trade associations use their company's money politically. The proposal asks the Company to disclose all of its political contributions, including payments to trade associations and other tax exempt organizations. This would bring our Company in line with a growing number of leading companies, including Pfizer, Dell, Aetna and American Electric Power that support political disclosure and accountability and disclose this information on their websites.

The Company's Board and its shareholders need complete disclosure to be able to fully evaluate the political use of corporate assets. Thus, we urge your support for this critical governance reform.

Nancy H. Justice
Director – SEC Compliance
AT&T Inc.
175 E. Houston, Room 216
San Antonio, Texas 78205
Ph. (210) 351-3407

November 26, 2007

Via UPS
Mr. Adam Kanzer
Managing Director and General Counsel
Domini Social Investments
536 Broadway, 7th Floor
New York, NY 10012-3915

Dear Mr. Kanzer:

On November 21, 2007, we received your letter dated November 20, 2007, submitting a stockholder proposal on behalf of Domini Social Investments for inclusion in AT&T Inc.'s 2008 Proxy Statement. We are currently reviewing the proposal to determine if it is appropriate for inclusion in our 2008 Proxy Statement.

Under the rules of the Securities and Exchange Commission ("SEC"), in order to be eligible to submit a stockholder proposal, a stockholder must: (a) be the record or beneficial owner of at least $2,000 in market value of the common stock of AT&T Inc. at the time a proposal is submitted, and (b) have continuously owned these shares for at least one year prior to submitting the proposal. Therefore, in accordance with the rules of the SEC, please provide us with documentary support that all of the above-mentioned requirements have been met.

For shares registered in your name, you do not need to submit any proof of ownership since we will check the records of AT&T's transfer agent. For shares held by a broker, the *broker* must provide us with a written statement as to when the shares were purchased and that the minimum number of shares have been continuously held for the one year period. *You must provide the documentation specified above, and your response must be postmarked or electronically transmitted, no later than 14 days from your receipt of this letter.*

Please note that if you or your qualified representative does not present the proposal at the meeting, it will not be voted upon. The date and location for the 2008 Annual Meeting of Stockholders will be provided to you at a later date.

Sincerely,

Nancy H. Justice

Domini
SOCIAL INVESTMENTS®

The Way You Invest Matters®

December 18, 2007

RECEIVED
2007 DEC 19 PM 4: 22
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

Office of Chief Counsel
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street NW
Washington, DC 20549

Via United Parcel Service

Re: Domini Proposal to AT&T Requesting a Report on Political Contributions

Dear Ladies and Gentlemen:

I am writing on behalf of Domini Social Investments ("*the Proponent*") in response to a letter by Paul M. Wilson, Senior Attorney for AT&T ("*the Company*") dated December 13, notifying the Commission of the Company's intention to omit the above-referenced shareholder proposal ("*the Proposal*," attached as Exhibit A) from the Company's proxy materials. In its letter ("*the No-Action Request*," attached as Exhibit B), the Company argues that the Proposal may properly be excluded from the Company's materials pursuant to Rule 14a-8(b) and (f) because Proponent has failed to provide proof of continuous ownership of the Company's shares.

On December 5, in response to a request from the Company, the Proponent submitted a letter from State Street, custodian for the Domini Social Equity Trust, verifying ownership of 552,004 shares for more than one year as of November 20, the date of the submission of the proposal, far in excess of the requisite shares to file a shareholder proposal ("*Custodial Letter*", attached as Exhibit C). There is no basis for the Company's request, and accordingly we respectfully request that it be denied.

The Company's entire argument rests on the contention that "Shares Held 1+ Years," as provided in the Custodial Letter, is not clear enough to demonstrate that these shares have been held "continuously" for this period, as required by Rule 14a-8(b)(2)(i). It is possible, the Company argues, that "the shares were sold and repurchased during the '1+ Years', in which case the periods during which the shares were owned may aggregate to one year even though the shares were never owned continuously for one year." (*No Action Request* at 2). There is absolutely no ambiguity to the Custodial Letter. The Custodial Letter provides Proponent's share holdings as of November 20 (747,904 shares) and "Shares Held 1+ Years" (552,004 shares). If we had sold shares during this period of time, our custodian would not have attested to the fact of our ownership during this period. Any shares sold during this time period were not "held" for "1+ years" and are therefore not included in this count. It is quite a stretch to suggest that our custodian pulled together share lots over the course of our more than ten year investment in AT&T, to compile an aggregate number of shares that were held for longer than one year.

Proponent has successfully filed more than 160 shareholder proposals since 1994. To the best of my knowledge, our custodian has provided us with custodial letters in a consistent format during that period, and not one such letter has been challenged on this basis. The Company appears to be suggesting that either State Street or Domini Social Investments intentionally submitted a fraudulent custodial letter using

Domini Social Investments | 536 Broadway, 7th Floor | New York, NY 10012-3915 | TEL: 212-217-1100 | FAX: 212-217-1101
www.domini.com | info@domini.com | Investor Services: 1-800-582-6757 | DSIL Investment Services LLC, Distributor

a form of creative accounting to suggest that we met the minimum requirements for submitting a proposal when, in fact, we did not hold the requisite shares. To definitively put this absurd assertion to rest, attached is an additional letter from our Funds' custodian, verifying that the Domini Social Equity Trust has held 552,004 shares in AT&T *continuously* for more than one year as of November 20, the date the proposal was submitted. On November 20, this translated to an investment of nearly $21 million. As noted above, State Street confirms that we have held shares in AT&T *continuously* for *more than ten years* (*Second Custodial Letter*, attached as Exhibit D).

The Company also fails to note that the Proponent has successfully filed shareholder proposals with AT&T in each of the past seven years on a variety of topics. Each year, Proponent submitted a custodial letter in the same consistent format, verifying our ownership of the requisite shares to file a proposal under Rule 14a-8. The Company has never challenged our custodial letters on the novel argument it offers in the No-Action Request. Every year, the Company accepted the plain English meaning of "Shares Held More than 1+ Years," until today. The Company had a clear opportunity to present this argument last year (and in every preceding year, for that matter), when it challenged Proponent's proof of ownership on the grounds that it was late because it was submitted via United Parcel Service, instead of the U.S. postal service. That request was denied. *AT&T, Inc.* (Feb. 3, 2006).

With all due respect to AT&T's legal department, this challenge, like the no-action request it submitted last year, is a frivolous attempt to omit a properly drafted and submitted proposal by a long-term stockholder. For the reasons stated above, we respectfully request that the Company's request for No-Action relief be denied.

Respectfully submitted,

Adam Kanzer
General Counsel

Encl.

cc:

Paul M. Wilson, AT&T

EXHIBIT A

Domini
SOCIAL INVESTMENTS®

The Way You Invest Matters℠

November 20, 2007

Senior Vice President and Secretary
AT&T
175 E. Houston
San Antonio, Texas 78205

VIA UNITED PARCEL SERVICE

Re: Shareholder Proposal Requesting Political Contributions Report

Dear Secretary:

I am writing to you on behalf of Domini Social Investments, the manager of a socially responsible family of mutual funds, including the Domini Social Equity Fund. As of September 30, 2007, our funds' portfolio held more than 740,000 shares of AT&T stock.

We are submitting the attached proposal regarding AT&T's political contributions for inclusion in the next proxy statement in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities Act of 1934. As you are aware, we have sponsored similar proposals at AT&T for the past two years, and at SBC Communications. We were also the sponsor of this proposal at BellSouth.

Last year, in response to our proposal, Verizon agreed to annual public disclosure of its political contributions. The company also published its political contributions policy, which provides for board oversight. We are not seeking to isolate any individual company, but to establish political transparency and accountability as an industry-wide practice.

As you know, even after the McCain-Feingold federal campaign finance law, questions remain about the effects of corporate influence on electoral campaigns, public referenda, and even state judicial races. State laws regarding corporate contributions to campaigns for state and local offices vary widely, and unlimited soft money contributions to some politically active organizations are currently allowed. At the same time, information about corporate contributions is difficult to collect through publicly available sources. As investors, therefore, we are concerned that unless the companies we hold provide comprehensive disclosure of their own political contributions, speculation about their political activities may adversely impact corporate reputation.

This proposal also seeks disclosure of AT&T's contributions to trade associations. For more background on this important issue, we recommend a report by the Center for Political Accountability entitled "Hidden Rivers: How Trade Associations Conceal Corporate Political Spending, Its Threat to Companies, and What Shareholders Can Do" (available at http://www.politicalaccountability.net). The report details the important role trade associations have taken in the political process, and the risks presented to shareholder value.

536 Broadway, 7th Fl, New York, NY 10012-3915 Tel: 212-217-1100, Fax: 212-217-1101, Investor Services: 1-800-582-6757
Email: *info@domini.com*, URL: *www.domini.com* DSIL Investment Services LLC, Distributor

Political contributions disclosure provides a company with an opportunity to explain the rationale behind its actions and the reasons it supports certain policy objectives. It also provides investors with the ability to evaluate whether corporate money is being used for legitimate business purposes, or to fund partisan political causes that may be damaging to shareholder value. An increasing number of large corporations have begun to disclose their political contributions, and we believe that AT&T would benefit from doing so as well.

We have held more than $2,000 worth of AT&T shares for greater than one year, and will maintain ownership of the required number of shares through the date of the next stockholders' annual meeting. A letter verifying our ownership of AT&T shares from our portfolio's custodian is available upon request. A representative of Domini will attend the stockholders' meeting to move the resolution as required by SEC Rules.

You will be receiving an identical proposal from another stockholder, as co-sponsor of this proposal. I will be serving as primary contact on all matters pertaining to this resolution. We strongly believe the attached proposal is in the best interests of our company and its shareholders, and welcome the opportunity to discuss the issues raised by the proposal with you at your earliest convenience. I can be reached at (212) 217-1027, or at akanzer@domini.com.

Sincerely,

Adam Kanzer
Managing Director & General Counsel

Encl.

Corporate political contributions and trade association payments

Resolved, that the shareholders of AT&T ("Company") hereby request that the Company provide a report, updated semi-annually, disclosing the Company's:

1. Policies and procedures for political contributions and expenditures (both direct and indirect) made with corporate funds.

2. Monetary and non-monetary political contributions and expenditures not deductible under section 162 (e)(1)(B) of the Internal Revenue Code, including but not limited to contributions to or expenditures on behalf of political candidates, political parties, political committees and other political entities organized and operating under 26 USC Sec. 527 of the Internal Revenue Code and any portion of any dues or similar payments made to any tax exempt organization that is used for an expenditure or contribution if made directly by the corporation would not be deductible under section 162 (e)(1)(B) of the Internal Revenue Code. The report shall include the following:

   a. An accounting of the Company's funds that are used for political contributions or expenditures as described above;

   b. Identification of the person or persons in the Company who participated in making the decisions to make the political contribution or expenditure; and

   c. The internal guidelines or policies, if any, governing the Company's political contributions and expenditures.

The report shall be presented to the board of directors' audit committee or other relevant oversight committee and posted on the company's website to reduce costs to shareholders.

Supporting Statement

As long-term investors, Domini Social Investments, the proposal's sponsor, supports transparency and accountability in corporate spending on political activities. These activities include direct and indirect political contributions to candidates, political parties or political organizations; independent expenditures; and electioneering communications on behalf of a federal, state or local candidate.

Disclosure is consistent with public policy and in the best interest of the company and its shareholders. Absent a system of accountability, company assets can be used for policy objectives that may be inimical to the long-term interests of and may pose risks to the company and its shareholders.

AT&T contributed at least $20 million in corporate funds since the 2002 election cycle. (CQ's PoliticalMoneyLine, available at http://moneyline.cq.com/pml/home.do and National Institute on Money in State Politics, available at http://www.followthemoney.org/index.phtml)

However, relying on publicly available data does not provide a complete picture of the Company's political expenditures. For example, the Company's payments to trade associations used for political activities are undisclosed and unknown. In many cases, even corporate management does not know how trade associations use their company's money politically. The proposal asks the Company to disclose all of its political contributions, including payments to trade associations and other tax exempt organizations. This would bring our Company in line with a growing number of leading companies, including Pfizer, Dell, Aetna and American Electric Power that support political disclosure and accountability and disclose this information on their websites.

The Company's Board and its shareholders need complete disclosure to be able to fully evaluate the political use of corporate assets. Thus, we urge your support for this critical governance reform.

EXHIBIT B

at&t

Paul M. Wilson
Senior Attorney
Legal Department
175 E. Houston, Room 222
San Antonio, Texas 78205
(210) 351-3326

1934 Act/Rule 14a-8

December 13, 2007

Rec'd 12/14

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Re: AT&T Inc. 2008 Annual Meeting
Shareholder Proposal of Domini Social Investments

Ladies and Gentlemen:

This letter and the material enclosed herewith are submitted on behalf of AT&T Inc. ("AT&T" or the "Company") pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended. On November 21, 2007, AT&T received a shareholder proposal dated November 20, 2007 (the "Proposal") from Domini Social Investments (the "Proponent") for inclusion in AT&T's 2008 proxy materials. A copy of the Proposal and related correspondence is attached hereto. For the reasons stated below, AT&T intends to omit the proposal from its 2008 proxy materials.

Pursuant to Rule 14a-8(j), enclosed are six copies of this letter and the attachments. A copy of this letter and the attachments is being mailed concurrently to the Proponent as notice of AT&T's intention to omit the Proposal from its 2008 proxy materials.

The Proposal may be excluded from AT&T's 2008 proxy materials pursuant to Rules 14a-8(b) and 14a-8(f) because the Proponent has failed to provide proof of continuous ownership of the Company's shares.

Rule 14a-8(f)(1) provides that a shareholder proposal may be excluded from a company's proxy materials if the proponent fails to meet the eligibility or procedural requirements of Rules 14a-8(a) through (d). Rule 14a-8(b)(1) provides that in order to be eligible to submit a proposal, a shareholder must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date the shareholder submits the proposal. Under Rule 14a-8(b)(2)(ii), if the proponent is not the registered holder of the securities, the proponent must submit to the company a written statement from the record holder of the securities verifying that, at the time the proponent submitted the proposal, the proponent continuously held the securities for at least one year. Under Rule 14a-8(f)(1), if the proponent fails to provide proof of ownership at the time the proposal is submitted, the company must notify the proponent in writing of the deficiency within 14 calendar days of receiving the proposal, and the proponent's response must be postmarked or transmitted electronically no later than 14 days from the date the proponent receives the company's notification.

In Staff Legal Bulletin 14 ("SLAB 14"), the Staff of the Division of Corporation Finance (the "Staff") stated that "a shareholder must submit an affirmative written statement from the record holder of his or her securities that specifically verifies that the shareholder owned the securities *continuously* for a period of one year as of the time of submitting the proposal." (Emphasis in original.)

Because the Proponent is not a registered stockholder and did not include proof of ownership from the record holder with the Proposal, AT&T requested, by letter dated November 26, 2007 (the "November 26 Letter"), that the Proponent's broker provide a written statement that, among other things, the minimum number of shares had been continuously held for at least one year by the date the Proposal was submitted.

In response to the November 26 Letter, on December 7, 2007, AT&T received a letter from the Proponent enclosing a letter from State Street Corporation (the "Broker Letter"). The Broker Letter indicates "Number of Shares" and "Shares Held 1+ Years," but it does not indicate that any shares have been held continuously. Therefore, it is not clear whether the "Shares Held 1+ Years" were owned continuously for at least one year by the date the Proponent submitted the Proposal. It is possible, for example, that the shares were sold and repurchased during the "1+ Years", in which case the periods during which the shares were owned may aggregate to one year even though the shares were never owned continuously for one year.

Both Rule 14a-8(b)(2)(i) and SLAB 14 are explicit in requiring that the record holder specifically verify that the proponent has owned the shares <u>continuously</u> for at least one year by the date the shareholder submits the proposal. Because the Broker Letter does not verify that the Proponent has owned the shares continuously, the Proponent has failed to satisfy the eligibility requirements of Rule 14a-8(b).

* * *

As discussed above, AT&T believes that it may omit the Proposal from its 2008 proxy materials under Rules 14a-8(b) and 14a-8(f) because the Proponent has failed to demonstrate that it owned the Company's shares continuously for at least one year by the date it submitted the Proposal.

Please acknowledge receipt of this letter by date-stamping and returning the extra enclosed copy of this letter in the enclosed, self-addressed envelope.

Sincerely,

Paul M. Neuhauser

Enclosures

cc: Mr. Adam Kanzer
Domini Social Investrnents

Domini
SOCIAL INVESTMENTS®

RECEIVED
NOV 21 2007
CORPORATE
SECRETARY'S OFFICE

The Way You Invest Matters℠

November 20, 2007

Senior Vice President and Secretary
AT&T
175 E. Houston
San Antonio, Texas 78205

VIA UNITED PARCEL SERVICE

Re: Shareholder Proposal Requesting Political Contributions Report

Dear Secretary:

I am writing to you on behalf of Domini Social Investments, the manager of a socially responsible family of mutual funds, including the Domini Social Equity Fund. As of September 30, 2007, our funds' portfolio held more than 740,000 shares of AT&T stock.

We are submitting the attached proposal regarding AT&T's political contributions for inclusion in the next proxy statement in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities Act of 1934. As you are aware, we have sponsored similar proposals at AT&T for the past two years, and at SBC Communications. We were also the sponsor of this proposal at BellSouth.

Last year, in response to our proposal, Verizon agreed to annual public disclosure of its political contributions. The company also published its political contributions policy, which provides for board oversight. We are not seeking to isolate any individual company, but to establish political transparency and accountability as an industry-wide practice.

As you know, even after the McCain-Feingold federal campaign finance law, questions remain about the effects of corporate influence on electoral campaigns, public referenda, and even state judicial races. State laws regarding corporate contributions to campaigns for state and local offices vary widely, and unlimited soft money contributions to some politically active organizations are currently allowed. At the same time, information about corporate contributions is difficult to collect through publicly available sources. As investors, therefore, we are concerned that unless the companies we hold provide comprehensive disclosure of their own political contributions, speculation about their political activities may adversely impact corporate reputation.

This proposal also seeks disclosure of AT&T's contributions to trade associations. For more background on this important issue, we recommend a report by the Center for Political Accountability entitled "Hidden Rivers: How Trade Associations Conceal Corporate Political Spending, Its Threat to Companies, and What Shareholders Can Do" (available at http://www.politicalaccountability.net). The report details the important role trade associations have taken in the political process, and the risks presented to shareholder value.

536 Broadway, 7th Fl, New York, NY 10012-3915 Tel: 212-217-1100, Fax: 212-217-1101, Investor Services: 1-800-582-6757
Email: *info@domini.com*, URL: *www.domini.com* DSIL Investment Services LLC, Distributor

Political contributions disclosure provides a company with an opportunity to explain the rationale behind its actions and the reasons it supports certain policy objectives. It also provides investors with the ability to evaluate whether corporate money is being used for legitimate business purposes, or to fund partisan political causes that may be damaging to shareholder value. An increasing number of large corporations have begun to disclose their political contributions, and we believe that AT&T would benefit from doing so as well.

We have held more than $2,000 worth of AT&T shares for greater than one year, and will maintain ownership of the required number of shares through the date of the next stockholders' annual meeting. A letter verifying our ownership of AT&T shares from our portfolio's custodian is available upon request. A representative of Domini will attend the stockholders' meeting to move the resolution as required by SEC Rules.

You will be receiving an identical proposal from another stockholder, as co-sponsor of this proposal. I will be serving as primary contact on all matters pertaining to this resolution. We strongly believe the attached proposal is in the best interests of our company and its shareholders, and welcome the opportunity to discuss the issues raised by the proposal with you at your earliest convenience. I can be reached at (212) 217-1027, or at akanzer@domini.com.

Sincerely,

Adam Kanzer
Managing Director & General Counsel

Encl.

Corporate political contributions and trade association payments

Resolved, that the shareholders of AT&T ("Company") hereby request that the Company provide a report, updated semi-annually, disclosing the Company's:

1. Policies and procedures for political contributions and expenditures (both direct and indirect) made with corporate funds.

2. Monetary and non-monetary political contributions and expenditures not deductible under section 162 (e)(1)(B) of the Internal Revenue Code, including but not limited to contributions to or expenditures on behalf of political candidates, political parties, political committees and other political entities organized and operating under 26 USC Sec. 527 of the Internal Revenue Code and any portion of any dues or similar payments made to any tax exempt organization that is used for an expenditure or contribution if made directly by the corporation would not be deductible under section 162 (e)(1)(B) of the Internal Revenue Code. The report shall include the following:

   a. An accounting of the Company's funds that are used for political contributions or expenditures as described above;

   b. Identification of the person or persons in the Company who participated in making the decisions to make the political contribution or expenditure; and

   c. The internal guidelines or policies, if any, governing the Company's political contributions and expenditures.

The report shall be presented to the board of directors' audit committee or other relevant oversight committee and posted on the company's website to reduce costs to shareholders.

Supporting Statement

As long-term investors, Domini Social Investments, the proposal's sponsor, supports transparency and accountability in corporate spending on political activities. These activities include direct and indirect political contributions to candidates, political parties or political organizations; independent expenditures; and electioneering communications on behalf of a federal, state or local candidate.

Disclosure is consistent with public policy and in the best interest of the company and its shareholders. Absent a system of accountability, company assets can be used for policy objectives that may be inimical to the long-term interests of and may pose risks to the company and its shareholders.

AT&T contributed at least $20 million in corporate funds since the 2002 election cycle. (CQ's PoliticalMoneyLine, available at http://moneyline.cq.com/pml/home.do and National Institute on Money in State Politics, available at http://www.followthemoney.org/index.phtml)

However, relying on publicly available data does not provide a complete picture of the Company's political expenditures. For example, the Company's payments to trade associations used for political activities are undisclosed and unknown. In many cases, even corporate management does not know how trade associations use their company's money politically. The proposal asks the Company to disclose all of its political contributions, including payments to trade associations and other tax exempt organizations. This would bring our Company in line with a growing number of leading companies, including Pfizer, Dell, Aetna and American Electric Power that support political disclosure and accountability and disclose this information on their websites.

The Company's Board and its shareholders need complete disclosure to be able to fully evaluate the political use of corporate assets. Thus, we urge your support for this critical governance reform.

Nancy H. Justice
Director – SEC Compliance
AT&T Inc.
175 E. Houston, Room 216
San Antonio, Texas 78205
Ph. (210) 351-3407

November 26, 2007

Via UPS
Mr. Adam Kanzer
Managing Director and General Counsel
Domini Social Investments
536 Broadway, 7th Floor
New York, NY 10012-3915

Dear Mr. Kanzer:

On November 21, 2007, we received your letter dated November 20, 2007, submitting a stockholder proposal on behalf of Domini Social Investments for inclusion in AT&T Inc.'s 2008 Proxy Statement. We are currently reviewing the proposal to determine if it is appropriate for inclusion in our 2008 Proxy Statement.

Under the rules of the Securities and Exchange Commission ("SEC"), in order to be eligible to submit a stockholder proposal, a stockholder must: (a) be the record or beneficial owner of at least $2,000 in market value of the common stock of AT&T Inc. at the time a proposal is submitted, and (b) have continuously owned these shares for at least one year prior to submitting the proposal. Therefore, in accordance with the rules of the SEC, please provide us with documentary support that all of the above-mentioned requirements have been met.

For shares registered in your name, you do not need to submit any proof of ownership since we will check the records of AT&T's transfer agent. For shares held by a broker, the *broker* must provide us with a written statement as to when the shares were purchased and that the minimum number of shares have been continuously held for the one year period. *You must provide the documentation specified above, and your response must be postmarked or electronically transmitted, no later than 14 days from your receipt of this letter.*

Please note that if you or your qualified representative does not present the proposal at the meeting, it will not be voted upon. The date and location for the 2008 Annual Meeting of Stockholders will be provided to you at a later date.

Sincerely,

Nancy H. Justice

EXHIBIT C

Domini
SOCIAL INVESTMENTS®

The Way You Invest Matters®

December 5, 2007

Nancy H. Justice
Director – SEC Compliance
AT&T Inc.
175 E. Houston, Room 216
San Antonio, Texas 78205

Via United Parcel Service

Re: Proof of Ownership for Submission of Shareholder Proposal

Dear Ms. Justice:

In response to your letter dated November 26, enclosed please find a letter from State Street, custodian of our portfolio, verifying our ownership of the requisite number of shares to file a shareholder proposal.

Please contact me at (212) 217-1027 if you need anything further.

Sincerely,

Adam Kanzer
General Counsel

Encl.

Domini Social Investments | 536 Broadway, 7th Floor | New York, NY 10012-3915 | TEL: 212-217-1100 | FAX: 212-217-1101
www.domini.com | info@domini.com | Investor Services: 1-800-582-6757 | DSIL Investment Services LLC, Distributor

STATE STREET.

200 Clarendon St.
Boston, MA 02115

November 29, 2007

Adam Kanzer
General Counsel & Director of Shareholder Advocacy
536 Broadway, 7th Floor
New York, NY 10012-3915

Re: Domini Social Equity Trust

Dear Mr. Kanzer:

This is to confirm that State Street Corporation, as custodian for the Domini Social Equity Trust, was holding the following security in account 2212 at the Depository Trust Company as of November 20th, 2007.

Security	Number of Shares	Shares Held 1+ Years
AT&T	747,904	552,004

If you have any questions or need additional information, please contact me at (617) 937-8481.

Sincerely,

Anthony Riccio

Account Manager
State Street Corporation

EXHIBIT D

STATE STREET.

December 14, 2007

Adam Kanzer
General Counsel & Director of Shareholder Advocacy
536 Broadway, 7th Floor
New York, NY 10012-3915

Re: Domini Social Equity Trust

Dear Mr. Kanzer:

This is confirmation that State Street Bank & Trust, as custodian for the Domini Social Equity Trust, has been continuously holding AT&T in varying shares amounts in account 2212 for more than ten full years at the Depository Trust Company. As of November 20th, 2007, State Street held 747,904 shares, of which 552,004 shares were held continuously for more than one year in account 2212.

Security	Number of Shares	Shares Held 1+ Years
AT&T	747,904	552,004

If you have any questions or need additional information, please contact me at (617) 937-3256.

Sincerely,

Jennifer LeClair

Unit Manager
State Street Bank & Trust

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

January 2, 2008

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: AT&T Inc.
Incoming letter dated December 13, 2007

The proposal relates to political contributions and expenditures.

We are unable to concur in your view that AT&T may exclude the proposal under rules 14a-8(b) and 14a-8(f). Accordingly, we do not believe that AT&T may omit the proposal from its proxy materials in reliance on rules 14a-8(b) and 14a-8(f).

Sincerely,

Greg Belliston

Greg Belliston
Special Counsel

END